Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                         Ocean Centre, Montagu Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F X       Form 40-F _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____     No X

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited on August 29, 2006.

EXHIBIT 1

                              FOR IMMEDIATE RELEASE


     Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call.



         Nassau, Bahamas. August 29, 2006. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 on Friday, September 1, 2006, during which the president of the Company will discuss the Company's second quarter results and the outlook for its various businesses.

         Bondholders are requested to call the telephone number below to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:    Mr. Leonard J. Hoskinson or Yesenia Barnfield
            Ultrapetrol (Bahamas) Limited
            Telephone: 305-507-2000